SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated May 17, 2017	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: May 18, 2017

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for Second Quarter Fiscal Year 2017

BEIJING — May 17, 2017 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the second quarter of fiscal year 2017 ended March 31, 2017.

Second Quarter Fiscal 2017 Financial and Operational Highlights

•	Total course enrollments reached 651,000, an increase of 9.8% from the second quarter of fiscal 2016.

•	Cash receipts from online course registration were $35.0 million, an increase of 24.7% from the second quarter of fiscal 2016. Without the impact of the Renminbi depreciation against the U.S. Dollar, cash receipts from online course registration increased by 31.3% year-over-year in the second quarter of fiscal 2017.

•	Net revenue decreased by 9.5% to $21.9 million from $24.1 million in the prior year period, within the Company’s guidance range of $21.7 million to $22.9 million. Xiamen NetinNet, which was acquired by the Company in May 2016, contributed net revenue from the sale of learning simulation software of $0.9 million in the second quarter of fiscal 2017.

•	Gross profit was $10.1 million, a decrease of 26.7% from $13.7 million in the prior year period.

•	Non-GAAP[1] gross profit was $10.1 million, a decrease of 26.7% from $13.8 million in the prior year period.

•	Gross margin was 46.0%, compared with 56.9% in the prior year period. Non-GAAP[1] gross margin was 46.2%, compared with 57.0% in the prior year period.

•	Operating loss was $2.1 million compared with operating income of $4.6 million in the prior year period.

•	Non-GAAP[1] operating loss was $1.6 million compared with non-GAAP[1] operating income of $5.1 million in the prior year period.

•	Net loss was $2.4 million compared with net income of $2.5 million in the prior year period.

•	Non-GAAP[1] net loss was $1.9 million compared with non-GAAP[1] net income of $3.0 million in the prior year period.

•	Basic and diluted net loss per American Depositary Share (“ADS”) were $0.073, compared with basic and diluted net income per ADS of $0.073 for the second quarter of fiscal 2016. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net loss per ADS were $0.059, compared with basic and diluted non-GAAP[1] net income per ADS of $0.088 and $0.087, respectively, for the second quarter of fiscal 2016.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•	Cash flow from operations decreased by 6.2% to $11.3 million from $12.0 million in the second quarter of fiscal 2016.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “The second quarter revenue decline of 9.5% year-over-year was within our guidance range. Key factors contributing to the second quarter revenue decline include (i) the previously disclosed suspension of the Accounting Certificate Exam; (ii) the Tax Agent Qualification Exam being held only in November 2017, instead of both February and November in 2016, which will defer enrollments for the related courses to the second half of fiscal 2017; and (iii) lower cash receipts from licensed pharmacist test preparation premium courses in fiscal 2016, resulting in a year-over-year decline in revenue that was recognized in the second quarter of fiscal 2017 upon the release of the licensed pharmacist exam results in the second quarter. Although the above factors in aggregate significantly impacted our second quarter revenue, we are pleased to report that our cash receipts from online course registration grew 24.7% year-over-year in the second quarter, driven primarily by strong growth in cash receipts in our accounting and healthcare verticals. We are also pleased to report that for the six month period ending March 31, 2017, our total cash receipts from online course registration grew 12.9% year-over-year.”

Mr. Zhu added, “In the second quarter, we continued to execute on our strategic growth initiatives, including K-12 teacher continuing education, mobile related products, Big Data solutions, College Cooperation Program, and employment guidance services for accounting professionals. In particular, our focus on employment guidance services for accounting professionals, which bundle accounting practical skills training and employment guidance services, is beginning to bear fruit. Furthermore, we look forward to pursuing complementary acquisition and strategic investment opportunities that will enhance our business model, and further our effort to position China Distance Education as the premier life-long learning partner for our students.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, said, “As expected, the revenue decline in our second quarter resulted in a net loss in the quarter. The loss was partly due to the impact of Xiamen NetinNet in its seasonally weak second quarter and the foreign currency exchange loss. Given the strong growth in cash receipts from online course registration in the second quarter, we anticipate returning to profitability in our third quarter of fiscal 2017. With our peak enrollment season now underway, we aim to continue to proactively manage expenses while maintaining operating efficiency, with a goal of balancing our growth and profitability.”

Second quarter Fiscal 2017 Financial Results

Net Revenue. Total net revenue decreased by 9.5% to $21.9 million in the second quarter of fiscal 2017 from $24.1 million in the second quarter of fiscal 2016. Net revenue from online education services, books and reference materials, and other sources contributed 77.2%, 5.8% and 17.0%, respectively, of total net revenues for the second quarter of fiscal 2017.

Online education services. Net revenue from online education services decreased by 11.2% to $16.9 million in the second quarter of fiscal 2017 from $19.0 million in the second quarter of fiscal 2016. This decrease was mainly due to (i) the previously disclosed suspension of the Accounting Certificate Exam; (ii) the Tax Agent Qualification Exam being held only in November 2017, instead of both February and November in 2016, which will defer enrollments for the related courses to the second half of fiscal 2017; (iii) lower cash receipts from licensed pharmacist test preparation premium courses in fiscal 2016, resulting in a year-over-year decline in revenue that was recognized in the second quarter of fiscal 2017 upon the release of the licensed pharmacist exam results in the second quarter.

Books and reference materials. Net revenue from books and reference materials decreased by 19.2% to $1.3 million in the second quarter of fiscal 2017 from $1.6 million in the second quarter of fiscal 2016.

Other revenues. Net revenue from other sources increased by 4.2% to $3.7 million in the second quarter of fiscal 2017 from $3.6 million in the second quarter of fiscal 2016, primarily due to Xiamen NetinNet’s revenue contribution of $0.9 million, partially offset by a decline in revenue from business start-up training services.

Cost of Sales. Cost of sales increased by 13.3% to $11.8 million in the second quarter of fiscal 2017 from $10.4 million in the second quarter of fiscal 2016. Non-GAAP1 cost of sales increased by 13.3% to $11.8 million in the second quarter of fiscal 2017 from $10.4 million in the second quarter of fiscal 2016. This increase was primarily due to expenses associated with Xiamen NetinNet, as well as increased salaries and related expenses. This increase was partially offset by decreased cost of books and reference materials.

Gross Profit. Gross profit decreased by 26.7% to $10.1 million in the second quarter of fiscal 2017 from $13.7 million in the prior year period. Non-GAAP1 gross profit decreased by 26.7% to $10.1 million in the second quarter of fiscal 2017 from $13.8 million in the prior year period. Gross margin was 46.0% in the second quarter of fiscal 2017, compared with 56.9% in the second quarter of fiscal 2016. Non-GAAP1 gross margin was 46.2% in the second quarter of fiscal 2017, compared with 57.0% in the second quarter of fiscal 2016.

Operating Expenses. Total operating expenses increased by 43.5% to $13.1 million in the second quarter of fiscal 2017 from $9.1 million in the prior year period. Non-GAAP1 total operating expenses increased by 46.0% to $12.6 million in the second quarter of fiscal 2017 from $8.7 million in the prior year period.

Selling expenses. Selling expenses increased by 60.7% to $8.4 million in the second quarter of fiscal 2017 from $5.2 million in the prior year period. Non-GAAP1 selling expenses increased by 61.0% to $8.4 million in the second quarter of fiscal 2017 from $5.2 million in the prior year period. The increase was primarily driven by increased salaries and related expenses, and increased advertising and promotional expenses, together with expenses associated with Xiamen NetinNet.

General and administrative expenses. General and administrative expenses increased by 20.1% to $4.6 million in the second quarter of fiscal 2017 from $3.9 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 23.2% to $4.2 million in the second quarter of fiscal 2017 from $3.4 million in the prior year period. The increase was mainly due to expenses associated with Xiamen NetinNet.

Income Tax Benefit /(Expense). Income tax benefit was $0.6 million in the second quarter of fiscal 2017 compared with income tax expense of $0.7 million in the prior year period, primarily due to the operating loss recorded in the second quarter.

Net Income /(Loss). As a result of the foregoing, net loss was $2.4 million in the second quarter of fiscal 2017 compared with net income of $2.5 million in the prior year period. Non-GAAP1 net loss was $1.9 million in the second quarter of fiscal 2017 compared with non-GAAP net income of $3.0 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 6.2% to $11.3 million in the second quarter of fiscal 2017 from $12.0 million in the prior year period. The operating cash inflow was mainly attributable to the cash receipts from online course registration generated in the second quarter of fiscal 2017. This operating cash inflow was partially offset by the increase in prepayment and other current assets, and decrease in accrued expenses and other liabilities, and income tax payable.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of March 31, 2017 decreased by 6.1% to $99.6 million from $106.1 million as of December 31, 2016, mainly due to the dividend payment of $14.7 million, certain strategic investments of $3.8 million, and capital expenditures of $0.7 million. This decrease was partially offset by cash flow of $11.3 million generated from operating activities in the second quarter of fiscal 2017.

First Six Months of Fiscal 2017 Financial Results

Net Revenue. Total net revenue increased by 11.0% to $53.8 million in the first six months of fiscal 2017 from $48.5 million in the first six months of fiscal 2016. Net revenue from online education services, books and reference materials, and other sources contributed 68.7%, 5.4% and 25.9%, respectively, of total net revenues for the first six months of fiscal 2017.

Online education services. Net revenue from online education services was $37.0 million in the first six months of fiscal 2017, a 3.2% decrease from $38.2 million in the first six months of fiscal 2016.

Books and reference materials. Net revenue from books and reference materials decreased by 13.4% to $2.9 million in the first six months of fiscal 2017 from $3.4 million in the first six months of fiscal 2016.

Others. Net revenue from other sources increased by 100.6% to $13.9 million in the first six months of fiscal 2017 from $7.0 million in the first six months of fiscal 2016.

Cost of Sales. Cost of sales increased by 11.7% to $24.6 million in the first six months of fiscal 2017 from $22.0 million in the first six months of fiscal 2016. Non-GAAP1 cost of sales increased by 11.7% to $24.5 million in the first six months of fiscal 2017 from $21.9 million in the first six months of fiscal 2016.

Gross Profit. Gross profit increased by 10.4% to $29.2 million in the first six months of fiscal 2017 from $26.5 million in the prior year period. Non-GAAP1 gross profit increased by 10.3% to $29.3 million in the first six months of fiscal 2017 from $26.6 million in the prior year period. Gross margin was 54.3% in the first six months of fiscal 2017, compared with 54.6% in the first six months of fiscal 2016. Non-GAAP1 gross margin was 54.4% in the first six months of fiscal 2017, compared with 54.8% in the first six months of fiscal 2016.

Operating Expenses. Total operating expenses increased by 33.8% to $24.8 million in the first six months of fiscal 2017, from $18.5 million in the prior year period. Non-GAAP1 total operating expenses increased by 35.8% to $23.9 million in the first six months of fiscal 2017, from $17.6 million in the prior year period.

Selling expenses. Selling expenses increased by 46.4% to $15.6 million in the first six months of fiscal 2017 from $10.7 million in the prior year period. Non-GAAP1 selling expenses increased by 46.6% to $15.6 million in the first six months of fiscal 2017 from $10.6 million in the prior year period.

General and administrative expenses. General and administrative expenses increased by 16.8% to $9.2 million in the first six months of fiscal 2017 from $7.9 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 19.4% to $8.3 million in the first six months of fiscal 2017 from $7.0 million in the prior year period.

Income Tax Expense. Income tax expense increased by 6.0% to $1.8 million in the first six months of fiscal 2017 from $1.7 million in the prior year period.

Net Income. As a result of the foregoing, net income decreased by 7.6% to $6.1 million in the first six months of fiscal 2017 from $6.7 million in the prior year period. Non-GAAP1 net income decreased by 7.0% to $7.1 million in the first six months of fiscal 2017 from $7.7 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 19.2% to $29.0 million in the first six months of fiscal 2017 from $24.3 million in the prior year period.

Outlook

For the third quarter of fiscal 2017, the Company expects to generate total net revenue in the range of $30.8 million to $32.3 million, representing a year-over-year increase of approximately 0% to 5%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time the following morning on Thursday, May 18, 2017 (8:00 p.m. Beijing Time on May 18, 2017) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

U.S. Toll Free:	+1-866-5194-004
International:	+65-6713-5090
Mainland China:	400-620-8038
Hong Kong:	+852-3018-6771
United Kingdom:	+44-203-6214-779
Passcode:	CDEL or DL

A telephone replay will be available approximately two hours after the call until May 25, 2017 by dialing:

U.S. Toll Free:	+1-855-4525-696
International:	+61-2-8199-0299
Mainland China:	400-632-2162
Hong Kong:	800-963-117
United Kingdom:	0808-234-0072
Replay Passcode:	18369626

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. The Company also offers third-party developed online courses through its Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2017 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including the College Cooperation Program, K-12 teacher continuing education, mobile related products, Big Data solutions, bundling accounting practical skills training and employment guidance services, as well as acquisition and strategic investments) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: goals and growth strategies; future prospects and market acceptance of the Company’s courses and other products and services; future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; plans to expand and enhance courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel:+86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel:+1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2016	March 31, 2017
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	53,677	62,496
Restricted cash	15,547	33,696
Short term investments	1,278	3,417
Accounts receivable, net of allowance for doubtful accounts of US$812 and US$661 as of March 31, 2017 and September 30, 2016, respectively	5,454	4,926
Inventories	971	1,147
Prepayment and other current assets	5,893	11,542
Amount due from a related party	208	112
Deferred tax assets, current portion	1,676	2,001
Deferred cost	1,118	944

Total current assets	85,822	120,281

Non-current assets:
Property, plant and equipment, net	13,908	14,180
Goodwill	29,392	28,478
Long term investments	3,079	8,895
Other intangible assets, net	11,675	10,441
Deposit for purchase of non-current assets	1,116	500
Other non-current assets	3,928	3,332

Total non-current assets	63,098	65,826

Total assets	148,920	186,107

Liabilities and equity:
Current liabilities:
Bank borrowings	15,551	29,963
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$25,957 and US$26,279 as of March 31, 2017 and September 30, 2016, respectively)	30,564	30,363
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,331 and US$3,353 as of March 31, 2017 and September 30, 2016, respectively)	5,308	3,075
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$59,586 and US$35,437 as of March 31, 2017 and September 30, 2016, respectively)	36,332	60,509
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$196 and US$862 as of March 31, 2017 and September 30, 2016, respectively)	862	196

Total current liabilities	88,617	124,106

Non-current liabilities:
Deferred tax liabilities, non-current portion	3,831	3,763

Total non-current liabilities	3,831	3,763

Total liabilities	92,448	127,869

Equity:
Ordinary shares (par value of US$0.0001 per share at March 31, 2017 and September 30, 2016, respectively; Authorized –500,000,000 shares at March 31, 2017 and September 30, 2016, respectively; Issued and outstanding –131,854,773 and 131,729,773 shares at March 31, 2017 and September 30, 2016, respectively)	13	13
Additional paid-in capital	15,697	17,879
Accumulated other comprehensive loss	(3,418)	(6,873)
Retained Earnings	32,944	24,248

Total China Distance Education Holdings Limited shareholder’s equity	45,236	35,267
Noncontrolling interest	11,236	22,971

Total equity	56,472	58,238

Total liabilities and equity	148,920	186,107

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2016	2017
Sales, net of business tax, value-added tax and related surcharges:
Online education services	19,003	16,869
Books and reference materials	1,581	1,276
Others	3,563	3,713
- Sale of learning simulation software	—	904
- Business start-up training services	1,785	1,103
- Others	1,778	1,706
Total net revenues	24,147	21,858

Cost of sales
Cost of services and others	(9,467)	(11,099)
Cost of tangible goods sold	(946)	(698)

Total cost of sales	(10,413)	(11,797)

Gross profit	13,734	10,061

Operating expenses
Selling expenses	(5,246)	(8,432)
General and administrative expenses	(3,870)	(4,648)

Total operating expenses	(9,116)	(13,080)
Other operating income	13	950

Operating income/(loss)	4,631	(2,069)

Interest income	375	495
Interest expense	(155)	(151)
Exchange loss	(1,278)	(1,137)

Income/(Loss) before income taxes	3,573	(2,862)
Income tax benefit/(expense)	(706)	572
Loss from equity method investment	—	(34)

Net income/(loss)	2,867	(2,324)
Less: Net income attributable to noncontrolling interest	(323)	(89)

Net income/(loss) attributable to China Distance Education Holdings Limited	2,544	(2,413)

Net income/(loss) per share:
Net income/(loss) attributable to China Distance Education Holdings Limited shareholders
Basic	0.018	(0.018)
Diluted	0.018	(0.018)

Net income/(loss) per ADS:
Net income/(loss) attributable to China Distance Education Holdings Limited shareholders
Basic	0.073	(0.073)
Diluted	0.073	(0.073)

Weighted average shares used in calculating net income/(loss) per share:
Basic	138,762,726	131,449,547
Diluted	139,669,135	131,449,547

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Six Months Ended March 31,
	2016	2017
Sales, net of business tax, value-added tax and related surcharges:
Online education services	38,190	36,975
Books and reference materials	3,370	2,918
Others	6,955	13,948
- Sale of learning simulation software	—	7,367
- Business start-up training services	3,055	2,749
- Others	3,900	3,832

Total net revenues	48,515	53,841

Cost of sales
Cost of services and others	(20,412)	(23,062)
Cost of tangible goods sold	(1,618)	(1,545)

Total cost of sales	(22,030)	(24,607)

Gross profit	26,485	29,234

Operating expenses
Selling expenses	(10,668)	(15,617)
General and administrative expenses	(7,857)	(9,178)

Total operating expenses	(18,525)	(24,795)
Other operating income	198	1,450

Operating income	8,158	5,889

Interest income	1,394	725
Interest expense	(300)	(270)
Exchange gain/(loss)	(559)	2,769

Income before income taxes	8,693	9,113
Income tax expense	(1,719)	(1,822)
Loss from equity method investment	—	(78)

Net income	6,974	7,213
Less: Net income attributable to noncontrolling interest	(323)	(1,070)

Net income attributable to China Distance Education Holdings Limited	6,651	6,143

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.047	0.047
Diluted	0.047	0.046

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.189	0.186
Diluted	0.188	0.185

Weighted average shares used in calculating net income per share:
Basic	140,440,182	131,375,890
Diluted	141,776,344	132,496,017

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2016	2017
	(Unaudited)	(Unaudited)
Cost of sales	10,413	11,797
Share-based compensation expense in cost of sales	40	40
Non-GAAP cost of sales	10,373	11,757

Selling expenses	5,246	8,432
Share-based compensation expense in selling expenses	21	21
Non-GAAP selling expenses	5,225	8,411

General and administrative expenses	3,870	4,648
Share-based compensation expense in general and administrative expenses	440	423
Non-GAAP general and administrative expenses	3,430	4,225

Gross profit	13,734	10,061
Share-based compensation expenses	40	40
Non-GAAP gross profit	13,774	10,101

Gross profit margin	56.9%	46.0%
Non-GAAP gross profit margin	57.0%	46.2%

Operating income/(loss)	4,631	(2,069)
Share-based compensation expenses	501	484
Non-GAAP operating income/(loss)	5,132	(1,585)

Operating margin	19.2%	(9.5%)
Non-GAAP operating margin	21.3%	(7.3%)

Net income/(loss)	2,544	(2,413)
Share-based compensation expense	501	484
Non-GAAP net income/(loss)	3,045	(1,929)

Net income margin	10.5%	(11.0%)
Non-GAAP net income margin	12.6%	(8.8%)

Net income / (loss) per share—basic	0.018	(0.018)
Net income / (loss) per share—diluted	0.018	(0.018)
Non-GAAP net income / (loss) per share—basic	0.022	(0.015)
Non-GAAP net income / (loss) per share—diluted	0.022	(0.015)

Net income / (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.073	(0.073)
Net income / (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.073	(0.073)
Non-GAAP net income / (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.088	(0.059)
Non-GAAP net income/ (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.087	(0.059)

Weighted average shares used in calculating basic net income / (loss) per share	138,762,726	131,449,547
Weighted average shares used in calculating diluted net income / (loss) per share	139,669,135	131,449,547
Weighted average shares used in calculating basic non-GAAP net income / (loss) per share	138,762,726	131,449,547
Weighted average shares used in calculating diluted non-GAAP net income / (loss) per share	139,669,135	131,449,547

Note 1: Each ADS represents four ordinary shares

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Six Months Ended March 31,
	2016	2017
	(Unaudited)	(Unaudited)
Cost of sales	22,030	24,607
Share-based compensation expense in cost of sales	81	81
Non-GAAP cost of sales	21,949	24,526

Selling expenses	10,668	15,617
Share-based compensation expense in selling expenses	42	42
Non-GAAP selling expenses	10,626	15,575

General and administrative expenses	7,857	9,178
Share-based compensation expense in general and administrative expenses	889	859
Non-GAAP general and administrative expenses	6,968	8,319

Gross profit	26,485	29,234
Share-based compensation expenses	81	81
Non-GAAP gross profit	26,566	29,315

Gross profit margin	54.6%	54.3%
Non-GAAP gross profit margin	54.8%	54.4%

Operating income	8,158	5,889
Share-based compensation expenses	1,012	982
Non-GAAP operating income	9,170	6,871

Operating margin	16.8%	10.9%
Non-GAAP operating margin	18.9%	12.8%

Net income	6,651	6,143
Share-based compensation expense	1,012	982
Non-GAAP net income	7,663	7,125

Net income margin	13.7%	11.4%
Non-GAAP net income margin	15.8%	13.2%

Net income per share—basic	0.047	0.047
Net income per share—diluted	0.047	0.046
Non-GAAP net income per share—basic	0.055	0.054
Non-GAAP net income per share—diluted	0.054	0.054

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.189	0.186
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.188	0.185
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.218	0.217
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.216	0.215

Weighted average shares used in calculating basic net income per share	140,440,182	131,375,890
Weighted average shares used in calculating diluted net income per share	141,776,344	132,496,017
Weighted average shares used in calculating basic non-GAAP net income per share	140,440,182	131,375,890
Weighted average shares used in calculating diluted non-GAAP net income per share	141,776,344	132,496,017

Note 1: Each ADS represents four ordinary shares.